G.D.F. Investor Relations
& Financial Information ·

M.GROUVEL
☎ 33-1.42.98.23.40
Fax 33-1.42.98.21.22

RECEIVED
2005 APR -5 A 7:03

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street
Washington, DC 20549

05006978

Re : Information furnished pursuant to Rule 12g3-2b (1) (iii)
File n°82-3757

SUPPL

Sirs,

In connection with the exemption granted to BNP PARIBAS (« the Company ») from the requirements of Section 12 (g) of the Securities Exchange Act of 1934, as amended (the « Exchange Act ») pursuant to Rule 12g3-2(b) under the Exchange Act (the « Rule »), File 82-3757, the Company encloses herewith the English version of its IAS/IFRS transition presentation.

Sincerely yours,

Document received on :

PROCESSED
APR 06 2005
THOMSON
FINANCIAL

By :

Dlw 4/5

BNP PARIBAS

RECEIVED
2005 ... -7 A ...

Paris, 24 March 2005

IFRS TRANSITION

On 24 March 2005, the BNP Paribas Group presented its restated 2004 IFRS financial statements. It also presented a quantified simulation ([1]) regarding the impact of the standards to be applied in 2005 on the 2004 results.

LIMITED IMPACTS ON EQUITY AND RESULTS

2004 financial statements restated according to IFRS
(Excluding IAS 32, 39 and IFRS 4)

- Net income, Group share: €4,939mn (+ 5.8% vs. French GAAP)
- Group shareholders' equity as at 31/12/2004: + €243mn (+ 0.85% vs. French GAAP)
- Tier 1 ratio as at 31/12/2004: 8.0% (vs. 8.1% under French GAAP)

1°) The 2004 financial statements restated according to IFRS (excluding IAS 32, 39 and IFRS 4, which only apply as at 1st January 2005) were approved by the Board of Directors. The auditors have performed the audit procedures on these data.

The statements present Group's net income of €4,939 million (compared to €4,668 million under French GAAP). The positive difference of €271 million is broken down in the appendix. It stems primarily from the elimination of goodwill amortisation under IFRS (+ €388 million) and from various one-off restatements (-€187 million). Given BNP Paribas' very moderate stock options attribution policy, the impact of their recognition in expenses is not material (€23 million).

As at 31 December 2004, equity increased slightly under IFRS (+ €243 million, i.e. + 0.85%) and the Tier 1 ratio dropped slightly (8.0% compared to 8.1%). ([2])

2°) The IFRS applicable in 2005 include IAS 32, 39 and IFRS 4, in addition to the standards applied in 2004. Accordingly, the IFRS 2004 and 2005 financial statements will not be directly comparable.

[1]) In accordance with the AMF - the French financial market regulatory authority - recommendations, the purpose of the simulation is to explain as clearly as possible how the IFRS 2004 and 2005 financial statements will not be directly comparable.

[2]) These two trends are inverted since the Reserve for General Banking Risks is reversed in equity under IFRS, whereas it was already included in the Tier 1 ratio calculation.

To provide reference points as clearly as possible, BNP Paribas simulated the application of IAS 32, 39 and IFRS 4 on 2004.

The modifications introduced by these three standards essentially result in timing differences in the recognition of some net banking income items. In 2004, this would have almost offset the impacts of other IFRS and thus the Group's net income would have been close to the French GAAP Group's net income (see appendix for the breakdown of impacts and assumptions adopted for the simulation). As at 1st January 2005, given these new standards, Group shareholder's equity would have increased by approximately €1,650 million in relation to French GAAP and the Tier 1 ratio would have stood at 7.5%.

CHOOSING OPTIONS THAT OFFER THE BEST PROTECTION FOR THE FUTURE

Among the options proposed by IFRS, BNP Paribas has chosen those that offer the best protection for the future and are consistent with Group management methods:

- all existing pension commitments as at 31 December 2004 have been provided for in equity and were fully passed on to the Tier 1 ratio;

- through a €152mn cash payment in 2004 to the employee health insurance scheme, BNP Paribas has extinguished all its health benefit commitments vis-à-vis retirees. The plan now matches the definition of a "defined contribution plan" in accordance with IFRS;

- BNP Paribas has elected to return to an acquisition cost valuation for both investment property and owner-occupied property. This adjustment was recognised in equity. Under IFRS therefore, the Group has unrealised capital gains on property valued at approximately €2 billion as at 31 December 2004;

- BNP Paribas has elected to retrospectively restate all complex derivative contracts falling under the "day-one profit" rule. All things being equal, this option enables a faster reduction of the differences with the former methods.

- BNP Paribas has elected to apply IAS 39 as endorsed by the European Union. This means that BNP Paribas can continue to macro-hedge sight deposits with interest rate derivatives. As at 31 December 2004, the corresponding derivative portfolio showed an unrealised capital gain of approximately €1 billion.

◆

◆ ◆

If the transition to the International Financial Reporting Standards adopted by the European Union has no impact on the economic substance of the Group, it nevertheless represents a complex technical change that was managed with great care. In making its accounting choices among the options offered, BNP Paribas has ensured that its balance sheet is further strengthened.

The Group has confirmed its strategic directions for the coming years ("Vision 2007"): priority given to organic growth, active and disciplined acquisition policy, stepped-up pay-out strategy, and share buybacks enabling at minimum the neutralisation of shares issued for employees.

BNP PARIBAS

24 March 2005

INVESTOR PRESENTATION

The transition to IAS/IFRS

Handouts

BNP PARIBAS

IAS/IFRS transition

IFRS Presentation
24 March 2005

1

BNP PARIBAS

Presentation Overview

- Introduction
- Analysis of the main impacts by standard
- Choosing the Carve-Out Fair Value Hedge Option
- Wrap-up

IFRS Presentation
24 March 2005

2

Presentation Overview

- Introduction
- Analysis of the main impacts by standard
- Choosing the Carve-Out Fair Value Hedge Option
- Wrap-up

Definitions

This presentation will make reference to:

- "2004 IFRS": all the standards applicable in 2004 i.e. all IAS and IFRS excluding IAS 32/39 and IFRS 4
- "EU-IFRS": all the standards applicable in 2005 as endorsed by the European Union i.e. including IAS 32, IAS 39 carved-out and IFRS 4

BNP PARIBAS

Disclaimer

- The data contained in this presentation are solely intended to provide a general overview of the main changes introduced by the new IAS/ IFRS standards in the BNP Paribas Group's financial statements.
- The statutory auditors have performed the audit procedures on the data presented in this document relating to the impacts of the IFRS on equity at 1 January 2004 and on 2004 net income, excluding IAS 32/39 and IFRS 4. The data were approved by the Board of Directors.
- The accounting choices relating to the application of IAS 32, 39 and IFRS 4 at 1 January 2005 were substantially validated by the statutory auditors. The impact of the application of these standards at 1 January 2005 is currently under audit procedures. The stated amounts have been rounded off. To explain as clearly as possible how the 2005 EU-IFRS and the 2004 IFRS will not be directly comparable, the BNP Paribas Group simulated, where possible, the impact of the application of IAS 32/39 and IFRS 4 on 2004 based on the accounting choices made for their application in 2005. The corresponding results have been examined by the Board of Directors. They were not audited.
- The definitive impacts of these standards on the Group shareholders' equity and results may be different, considering:
  - The ever possible amendments to the standards (fair value option, hedging rules, etc.) and their interpretation from now until 31 December 2005,
  - The changes in prudential regulatory obligations and tax regulations,
  - The finalisation of the detailed analyses and studies of transactions that are still in progress.

BNP PARIBAS

Agenda

3 February
2004 French GAAP results
Estimate of the EU-IFRS impact on Tier 1 and 2004 net income

24 March
Impact of first-time adoption on equity at 1/1/04
2004 P&L under 2004 IFRS
Estimate of the impacts on equity at 1/1/05 of the first-time adoption of IAS 39 and simulation of the EU-IFRS impacts on 2004 results

12 May
Q1 05 results under EU-IFRS
Comparison with Q1 04 results under IFRS 2004
Q1 05/Q1 04 variations at constant accounting standards (EU-IFRS)



2005 2006

BNP PARIBAS

Summary of Impacts on Group Shareholders' Equity and Tier one

	Group shareholders' equity	Tier one	
2004 IFRS Transition at 1/1/04 2004 IFRS impact on 2004 net income	- €91mn +€334mn*	-€284mn +€84mn	*-0.1%*
IAS 32/39 Estimate of impact at 1/1/2005 Permanent equity Valuation reserves	- €1,700mn** +€3,100mn	-€1,700mn -	*-0.5%*
Total EU-IFRS: estimate	+€1,650mn	-€1,900mn	*-0.6%*

N.B.: treatment of the dividend in the Tier one calculation
In accordance with the constant practice of French banks, the dividends payable in 2005 in respect of 2004 (€1.8bn) are deducted from Tier 1 at 31/12/04: 60 bp impact.

** Excluding costs with no impact on equity and other changes during the period (+€63mn)*

*** Excluding undated subordinated notes*

BNP PARIBAS

Three Different Impacts on Results

- One-off restatements (One-off)
  - The difference between French and IFRS financial statements is one-off in 2004 or will disappear in one or two years
    - e.g.: charge to or reversal of general banking risk provision

- Timing differences (Timing)
  - The spreading over time of income or expenses is different under French GAAP and IFRS
    - e.g.: new amortisation rate for leased assets, amortisation of day one profit
  - The different accounting treatments give rise to differences that may be either positive or negative
    - e.g.: elimination of provisions on securities available for sale in the event of a temporary depreciation (and resulting provision write-backs)

- Recurring impacts (Recurring)
  - The different accounting treatment give rise to recurring differences
    - e.g.: elimination of goodwill amortisation, recognition of stock-options in expenses

BNP PARIBAS

Summary of Impacts on Group's net Income in 2004

Net income group share *In millions of euros*	2004 IFRS impacts	IAS 39 impact simulation	EU-IFRS impact simulation Total
One-off	-187	-	-187
Timing	+74	-250	-176
Recurring *including goodwill*	+384 *+388*	-	+384 *+388*

- Significant one-off impacts: -€187mn
- Profit or loss deferred over time: circa -€176mn, or 3% of 2004 French GAAP net income before goodwill
- Elimination of goodwill amortisation: +€388mn
- Other net recurring impacts: negligible

BNP PARIBAS

Presentation Overview

- Introduction
- **Analysis of the main impacts by standard**
- Choosing the Carve-Out Fair Value Hedge Option
- Wrap-up

BNP PARIBAS

Property, Plant and Equipment (IAS 16, 36 and 40)

French GAAP

- Amortised historical cost

IFRS

- Four options:
  - Mark-to-market
  - Market value as at 1 January 2004 and amortisation
  - Upholding of accounting gross value in the French financial statements as at 1 January 2004 and amortisation
  - Return to acquisition cost and amortisation
- Most prudent option adopted: return to acquisition cost
  - Unrealised capital gains on property (not appearing on the balance sheet): approximately €2 billion net of tax

Impacts

Equity as at 1 January 2004 Cancellation of exceptional revaluations carried out in the 1990s	- €312mn
Tier 1 capital	- €86mn
2004 net income	no impact

BNP PARIBAS

Depreciation of Buildings by Component (IAS 16, 36 and 40)

French GAAP

- Buildings depreciated as a whole over a single period per building

IFRS

- Depreciation periods differentiated according to components:
  - Structure
  - Building façades
  - Technical installations
  - Layouts

Impacts

Equity as at 1 January 2004	+ €43mn
Tier 1 capital	+ €68mn
2004 net income	negl.

BNP PARIBAS

Leases (IAS 17)

French GAAP

- Recognition of all leases under the heading "Leasing receivables"
- Actuarial amortisation of the leased assets
- Direct costs for negotiating and arranging a lease recognised as an expense

IFRS

- Operating leases:
  - ⇒ Reclassification in property, plant and equipment of leased assets
  - ⇒ Straight-line depreciation of assets after deduction of residual values
- Financial leases:
  - ⇒ Initial direct costs deferred through the implicit interest rate of leases

Impacts

Equity as at 1 January 2004	- €19mn	
Tier 1 capital	- €23mn	
2004 net income	- €15mn	Timing

BNP PARIBAS

Reserve for General Banking Risks (IAS 37)

French GAAP

- Intended to cover general risks, particularly in regard to demographics

IFRS

- Does not meet the characteristics of a liability
- Reversed in equity

Impacts

Equity as at 1 January 2004	+ €838mn	
Tier 1 capital	negl.	
2004 net income	- €85mn	One-off

BNP PARIBAS

Pension and Post-employment Benefit Obligations
Health Insurance (IAS 19)

French GAAP

- Additional health benefits in France (Group's employee-managed health scheme):

	Balance sheet	Income statement
Currently employed and retirees	no provision	contributions paid

⇨ Health scheme has become a defined contribution plan: extinction of commitments vis-à-vis retirees (one-off payment in 2004)

IFRS

- Currently employed: no change
- Retirees: - provision as at 1/1/04 reversed in 2004 profit and loss
  - no more charges (neither contribution nor change in provision) beginning 1/1/05

Impacts

Equity as at 1 January 2004	- €97mn	
Tier 1 capital	- €97mn	
2004 net income	+ €97mn	One-off

BNP PARIBAS

Pension and Post-employment Benefit Obligations
Retirement Benefits (IAS 19)

French GAAP

Heterogeneous schemes:

	Balance sheet	Income statement
In France: 3 schemes		
National general plan	No provision needed (no commitment)	Contributions paid
Additional bank pension (run down from 1993)	Covered by Reserve for General Banking Risk	Payment to the Retirement Fund
Termination benefits	Provision for the difference between the commitments and the allocated assets	Change in the difference without deferral or corridor
Outside of France		
Defined contribution plans	No commitment	Contributions paid
Defined benefit plans	Commitment up to the limit of a corridor, authorising the deferral of actuarial gains and losses over the professional life of beneficiaries beyond a 10% threshold	-Changes in entitlements' net present value; -Spread impact of scheme modification; -Deferral of actuarial gains and losses using the corridor method

BNP PARIBAS

Pension and Post-employment Benefit Obligations
Retirement Benefits (IAS 19)

IFRS

- Provision for the actuarial value of commitments net of allocated assets
- Transitional option adopted: actuarial gains and losses existing as at 1 January 2004 fully recognised in equity

  No preferential prudential treatment for French banks: 100% recognition of pension and post-employment benefit obligations in Tier 1
- Current costs:
  - ⇒ Changes in entitlements' net present value
  - ⇒ Impacts of possible changes to the plan spread over the professional life of beneficiaries
  - ⇒ Actuarial gains and losses: corridor method (IAS 19 option)

Impacts

Equity as at 1 January 2004	- €384mn	
Tier 1 capital	- €383mn	
2004 net income	- €53mn	Timing

BNP PARIBAS

Consolidation (IAS 27, 28 and 31)

French GAAP

- Consolidation of interests that are controlled (full or proportionate consolidation) or under significant influence (equity method) with the exception of Private Equity interests held for sale

IFRS

- Consolidation of all interests held at more than 20%, even in the Private Equity business

Impacts

(including the estimated impact of the IFRS adoption on equity-accounted companies)

Equity as at 1 January 2004	+ €21mn	
Tier 1 capital	+ €30mn	
2004 net income	+ €65mn	
⇒ Profit or loss from equity-accounted companies	+ €58mn	Recurring
⇒ Decrease of capital gains	- €23mn	Recurring
⇒ Reversals of provisions in equity-accounted companies	+ €155mn	Timing
⇒ Cancellation of the 1Q04 profit and loss impact from the French GAAP change in estimate of shares in funds (impact taken into account in 1/1/2004 IFRS balance sheet)	- €125mn	One-off

BNP PARIBAS

Consolidation (Goodwill) (IAS 36)

French GAAP

- Goodwill is amortised on a straight-line basis
- Exceptional depreciation when there is an indication of impairment

IFRS

- Option adopted: no restatement of acquisitions prior to 1 January 2004
- Goodwill is no longer amortised: annual impairment test by "cash-generating unit"
- Provisions for restructuring costs following an acquisition are recognised as an expense

Impacts

Equity as at 1 January 2004	no impact	
Tier 1 capital	no impact	
2004 net income	+ €372mn	
⇨ Amortisation of goodwill	+ €388mn	Recurring
⇨ Restructuring costs for 2004 acquisitions	- €16mn	Recurring

BNP PARIBAS

Intangible Assets - Software (IAS 38)

French GAAP

- Software developed by the bank recognised in the balance sheet and amortised over 5 years

IFRS

- More restrictive criteria of recognition of assets
- Depreciation periods differentiated by type of software (infrastructure, commercial applications)

Impacts

Equity as at 1 January 2004	- €253mn
Tier 1 capital	+ €132mn
2004 net income	negl.

BNP PARIBAS

Share-based Payment
Stock Options (IFRS 2)

- Moderate distribution policy
  - → Annual attribution of a number of stock-options representing on average less than 0.5% of the capital (2004 plan: 1.8 million options)

French GAAP
- No recognition on grant date

IFRS
- Recognition of the options' value as an expense with a corresponding entry in equity on grant date
- Deferral of expense during the vesting period (4 years for BNP Paribas)
- Recognition of stock option plans granted after 7 November 2002

Impacts

Equity as at 1 January 2004	no impact	
Tier 1 capital	no impact	
2004 net income	- €23mn	Recurring

- Increase in the expense of approximately €10mn in 2005 and again in 2006

BNP PARIBAS

Share-based Payment
Deferred Bonuses (IFRS 2 and IAS 19)

French GAAP
- Deferred bonuses paid in shares: full recognition of the estimated expense on grant date (year n)

IFRS
- Deferred bonuses paid in shares: deferral of the expense over the vesting period (3 years: years n+1, n+2 and n+3)
- Deferred bonuses paid in cash: recognition of the estimated expenses on grant date (year n)

⇒ From 2004, BNP Paribas decided that deferred bonuses would be paid in cash to achieve simultaneous recognition of the performance and the corresponding bonuses

Impacts

Equity as at 1 January 2004	+ €89mn
Tier 1 capital	+ €89mn
2004 net income (2004 share of 2002 and 2003 bonuses already recognised under French GAAP in those years)	
One-off	- €24mn

[illegible]

BNP PARIBAS

Available-for-sale Securities (IAS 39)

French GAAP

- Securities available for sale, participating interests and similar instruments: recognition at historical cost and, where necessary, provision via the profit and loss account of unrealised capital losses
- Reversal of provisions via the profit and loss account in the event of a subsequent revaluation
- Disclosure on the unrealised capital gains each quarter

IFRS

- Recognition in the balance sheet of unrealised capital gains and losses, with no impact on the profit and loss account, ...
- ... under a special equity heading "Valuation Reserves"
- Provision in the profit and loss account only in the event of impairment

Impacts

Valuation Reserves as at 1/1/2005	+ €2,700mn
Tier 1 capital	no impact
Simulated impact on 2004 net income	- €120mn Timing

BNP PARIBAS

Provision for Credit Risk Individual Basis (IAS 39)

French GAAP

- Doubtful debts valued at recoverable value
- Valuation of restructured debts at the recoverable value discounted at the market rate

IFRS

- Classification criteria unchanged in relation to BNP Paribas' prior practices
- Valuation of doubtful or restructured debts at the recoverable value discounted at the loan's original rate

Impacts

Equity as at 1/1/2005	- €450mn
Tier 1 capital	- €450mn
Simulated impact on 2004 net income	negl.
(NBI: + €150mn, cost of risk: - €150mn)	Recurring

BNP PARIBAS

Provision for Credit Risk
General Provision (French GAAP) / Portfolio Basis (IAS 39)

French GAAP

- General provisions (mainly for country risks)

IFRS

- The methodology adopted by BNP Paribas is based on an internal risk rating system set up to calculate the economic and regulatory capital (Basel 2)
- Portfolio provision for loans not individually provided for:
  - If there is evidence of impairment of the portfolio
  - Based on internal ratings using estimates for default and loss probability:
    - Supported by historical data
    - Adjusted by management's judgement to take into account current circumstances

Impacts

Equity as at 1/1/2005	- €100mn
Tier 1 capital	- €100mn
Impact on 2004 net income deemed non material	

BNP PARIBAS

Home Ownership Savings Plans and Contracts (IAS 39 and IAS 37)

French GAAP

- Home ownership savings plans comprise:
  - A savings phase, during which the customer has the possibility of making payments over 10 years remunerated at a fixed rate (no maturity date)
  - A phase covering a potential loan at a rate fixed on inception of the plan, for which the characteristics (amount / term) are based on the rights acquired by the customer during the savings phase
- Recognition of the deposits at amortised cost

IFRS

- Home ownership savings deposits still recognised at amortised cost
- Provision for commitments taken by the bank recognised by generation of contracts (no compensation between generation of contracts)

Impacts

Equity as at 1/1/2005	- €250mn
Tier 1 capital	- €250mn
Simulated impact on 2004 net income	- €20mn Timing

BNP PARIBAS

Insurance Contracts (IFRS 4 and IAS 39)

French GAAP

- Valuation of "general assets" (all investments not backing unit-linked contracts)
  - → Interest rate instruments at amortised cost
  - → Shares at historical cost (minus provisions if applicable)

IFRS

- "General assets" classified as available for sale are valued at their market price on the balance sheet under the heading "Valuation Reserves"
- This impact is largely offset by the recognition of a "profit sharing reserve for unrealised gains" (shadow accounting)

Impacts

Valuation Reserves as at 1/1/2005	+ €100mn
Tier 1 capital	no impact
Simulated impact on 2004 net income	no impact

BNP PARIBAS

Derivative Instruments Day-one-profit (IAS 39)

French GAAP

- Valuation of trading derivatives at market value or at value based on an internal model
- Double intervention of the Risk Department market experts, independent from the businesses:
  - → Validation of internal models
  - → Adjustment to the value arising from the market or the model to take into account liquidity or model risks

IFRS

- If the valuation parameters are based on observable market data: market price or model (no change)
- If not, the value of the instrument at the time of the transaction is deemed to be the transaction price. In practice, when a complex structured product is sold, the commercial margin (day-one profit) is spread over the life of the product
- When the parameters become observable, the remaining margin is recognised immediately

Derivative Instruments
Day-one-profit (IAS 39)

BNP PARIBAS

IFRS

- Three possible options for the restatement of contracts:
  - ⇒ Contracts concluded after 1/1/2005 (prospective)
  - ⇒ Contracts concluded after 25/10/2002 } (retroactive)
  - ⇒ All existing contracts } (retroactive)
- Option adopted by BNP Paribas: retroactive restatement of all existing contracts
  - ⇒ All things being equal, a faster reduction of the differences with the former methods

Impacts

Equity as at 1/1/2005	- €500mn
Tier 1 capital	- €500mn
Simulated impact on 2004 net income	- €90mn Timing

Derivatives
Cash Flow Hedges (IAS 39)

BNP PARIBAS

French GAAP

- No recognition in the balance sheet; off-balance sheet presentation
- Interest accrued in P&L symmetrically to hedged transactions

IFRS

- Recognition in the balance sheet, at market value, with a corresponding entry under a specific equity heading "Valuation Reserves"
- Interest accrued in P&L symmetrically to hedged transactions

Impacts

Valuation Reserves as at 1/1/2005	+ €300mn
Tier 1 capital	no impact
Simulated impact on 2004 net income	no impact

BNP PARIBAS

Hedging Strategies not Recognised under IAS (IAS 39)

French GAAP

- Derivatives: no recognition in the balance sheet; off-balance sheet presentation
- Interest accrued in P&L symmetrically to hedged transactions or instruments (including for investment securities)

IFRS

- Certain hedging relationships cannot be recognised, particularly for securities held until maturity
- Reclassification in trading of the hedging derivatives, hedged instruments remain at accrued interest
- Asymmetrical recognition of P&L

⇨ From now on separate management of these securities and hedging instruments

Impacts

- Equity as at 1/1/2005 - €400mn
- Tier 1 capital - €400mn
- Simulated impact on 2004 net income not relevant given the change of hedging technique

BNP PARIBAS

Macro Hedging (IAS 39)

French GAAP

- Derivatives: no recognition on the balance sheet; off-balance sheet presentation
- Interest accrued in P&L symmetrically to hedged transactions (fixed rate loan or deposit portfolios, including sight deposits)

IFRS

- Application of fair value hedge accounting as amended by the European Commission (*carve-out*)
- Balance sheet recognition of derivatives at fair value as an offsetting entry to P&L
- Recognition of the revaluation of the hedged component of the hedged portfolio under the balance sheet heading "Revaluation differences on interest rate hedged portfolios" against P&L, thereby cancelling out the derivative P&L revaluation impact

Impacts

- Equity as at 1/1/2005 negl.
- Tier 1 capital negl.
- Simulated impact on 2004 net income no impact
- Unrealised capital gain on the macro-hedging derivative portfolio (not included in equity): +€1bn

BNP PARIBAS

Standards with Little or no Impact (1/2)

- Capital increases reserved for employees (IFRS 2)
  - ➔ Valuation taking into account non-availability clauses in accordance with the method recommended by the French National Accounting Council. Non-material impact.

- Insurance companies liabilities (IFRS 4)
  - ➔ Recognition at historical cost
  - ➔ Liability adequacy test carried out and no impact

- Consolidation of mutual funds dedicated to insurance companies (IAS 27 - SIC 12)
  - ➔ Non-material impact

- Exchange differences on foreign currency goodwill (IAS 21)
  - ➔ Non-material impact since BancWest goodwill had already been essentially recognised in dollars under French GAAP

BNP PARIBAS

Standards with Little or no Impact (2/2)

- Deferral of commissions / effective interest rate (IAS 18 and IAS 39)
  - ➔ Low impact at group level

- Treasury shares deducted from equity (IAS 32)
  - ➔ Deduction already done by BNP Paribas under French GAAP

- Exchange differences (IFRS 1)
  - ➔ Allocation to reserves as at 1/1/2004 of exchange differences already deducted from equity under French GAAP

- Classification of preferred shares in equity or liabilities depending on their characteristics (IAS 32)
  - ➔ Classification adopted by BNP Paribas already compliant with IFRS rules

BNP PARIBAS

Presentation Overview

- Introduction
- Analysis of the main impacts by standard
- **Choosing the Carve-Out Fair Value Hedge Option**
- Wrap-up

BNP PARIBAS

Asset and Liability Management Objective

- Reducing interest rate risk in order to protect the net interest margin of the commercial bank
- By using interest rate swaps
- Which hedge the net interest rate position generated by all fixed-rate commercial transactions

This type of hedging strategy is classified as hedge accounting ("macro hedge") under French GAAP, which mandate that derivatives contribute to reducing interest rate risk

The ALM objective is not modified by EU-IFRS

BNP PARIBAS

A Risk Management Adapted to French Market Characteristics

- French market particularities:
  - A principally fixed-rate balance sheet for the retail business
    - In liabilities: sight deposits and regulated savings products
    - In assets: mortgage loans, consumer loans, and also a significant proportion of investment loans
  - Whereas, in order to finance/invest cash differences, the bank turns to the variable rate money market
- Typical macro-hedging transaction
  - In the event of a surplus of fixed-rate liabilities that is not naturally hedged by fixed-rate assets, the interest margin is sensitive to a fall in interest rates
  - To hedge the interest margin, the ALM arranges a fixed-rate receiver/ variable-rate payer interest rate swap

BNP PARIBAS

Methods of Recognising Hedging Derivatives in IFRS

- Cash Flow Hedge
  - Transforms variable-rate assets/liabilities into fixed-rate assets/liabilities => opposite approach to that adopted in management
  - Generates volatility in equity (valuation reserves)
- Fair Value Hedge
  - Transforms fixed-rate assets/liabilities into variable-rate assets/liabilities => corresponds to BNP Paribas' risk management, but specifically excludes sight deposits
  - Highlights in the balance sheet the MTM value of the hedged items and of derivatives, but with no impact on equity
- Carve-Out Fair Value Hedge
  - Extends the use of the Fair Value Hedge approach to a portfolio of sight deposits

BNP PARIBAS

Balance Sheet Example

Balance sheet	ASSETS	LIABILITIES	
5-year FR loans	70	100	5-year FR stable portfolio of deposits
3-month VR loans	30		

FR = Fixed Rate
VR = Variable Rate

⇒ The stable deposits exceed the fixed-rate loans

⇒ Results decrease when rates fall

⇒ The addition of a fixed-rate receiver/variable-rate payer swap for a notional amount of 30 will render the results insensitive to interest rate fluctuations

How is this simple economic reality reflected in the accounts?

BNP PARIBAS

Balance Sheet Example: Treatment of the Hedge under French GAAP

Balance sheet	ASSETS	LIABILITIES	
5-year FR loans	70	100	5-year FR stable deposits
3-month VR loans	30		
Off-balance sheet			
Swap		*30*	

⇒ The swap's notional amount is recognised as an off-balance sheet item

⇒ It is recognised on an accrual basis in the same way as the items for which it hedges the interest margin

⇒ The P&L is insensitive to interest rate fluctuations

BNP PARIBAS

Balance Sheet Example: Treatment of the Carve-Out Fair Value Hedge (COFVH)

Balance sheet	ASSETS	LIABILITIES	
5-year FR loans	70	100	5-year FR stable deposits
		2	*Fair value adjustment relating to the hedged item*
3-month VR loans	30		
Changes in the fair value of the swaps	2		

COFVH highlights the changes in fair value of the hedged instrument

Off-~~balance~~ sheet

~~⇒The swaps are allocated to the surplus of stable deposits~~

⇒The changes in the fair value of the derivative and the hedged item are recognised symmetrically in the balance sheet...

⇒...and offset each other in the P&L

⇒P&L and equity are insensitive to interest rate fluctuations

BNP PARIBAS

Choosing the Carve-out Fair Value Hedge

- The COFVH is adapted to a principally fixed-rate balance sheet
  - ⇒It allocates the hedge relationship to the hedged items
- The COFVH is adapted to the hedging objective
  - ⇒The P&L continues to reflect the economic substance of the transactions
- The COFVH is transparent
  - ⇒It shows in the balance sheet the hedged items, the value of which is adjusted in respect of the hedged risk (interest rate risk)
  - ⇒It highlights the mark-to-market value of the hedging derivatives
    - For BNP Paribas as at 31-12-2004: + €1bn
  - ⇒Equity is not impacted

BNP PARIBAS

Presentation plan

- Introduction
- Analysis of the main impacts by standard
- Choosing the Carve-Out Fair Value Hedge Option
- **Wrap-up**

BNP PARIBAS

Impacts of the Transition by Core Business FRB*

2004 (in millions of euros)	French GAAP	EU-IFRS Simulation	
Net Banking Income	5,086	5,170	+1.5%
Operating Expenses and Dep.	-3,457	-3,540	+2.5%
Gross Operating Income	1,629	1,630	+0.0%
Provisions	-223	-280	+25.0%
Operating Income	1,406	1,350	-4.0%
Pre-Tax Income	1,410	1,350	-4.5%
Cost/Income ratio	68.0%	68.6%	
Cost of risk on weighted assets	31 bp	39 bp	

- Reverse effect of discounting of recoverable amounts — **Recurring**
- New calculation method for employee benefits — **Timing**
- Discounting of recoverable amounts — **Recurring**

* *Including 100% of French Private Banking*

BNP PARIBAS

Impacts of the Transition by Core Business
IRFS

2004 (in millions of euros)	French GAAP	EU-IFRS Simulation	
Net Banking Income	5,057	5,080	+0.5%
Operating Expenses and Dep.	-2,817	-2,850	+1.5%
Gross Operating Income	2,240	2,230	-1.0%
Provisions	-439	-550	+24.5%
Operating Income	1,801	1,680	-7.0%
Amortisation of Goodwill	-271	0	n.s.
Other Non Operating Items	114	140	+23.5%
Pre-Tax Income	1,644	1,820	+10.5%
Cost/Income ratio	55.7%	56.2%	
Cost of risk on weighted assets	57 bp	72 bp	

Reverse effect of discounting of recoverable amounts — Recurring

IAS 17 - Leases — Timing

Restructuring costs relating to BancWest acquisitions — Recurring

Discounting of recoverable amounts — Recurring

Elimination of goodwill amortisation — Recurring

BNP PARIBAS

Impacts of the Transition by Core Business
AMS

2004 (in millions of euros)	French GAAP	EU-IFRS Simulation	
Net Banking Income	3,019	3,030	+0.5%
Operating Expenses and Dep.	-1,953	-1,980	+1.0%
Gross Operating Income	1,066	1,050	-1.5%
Provisions	-5	n.s.	n.s.
Operating Income	1,061	1,050	-1.5%
Other Non Operating Items	-68	10	n.s.
Pre-Tax Income	993	1,060	+6.5%
Cost/Income ratio	64.7%	65.3%	

Elimination of goodwill amortisation — Recurring

BNP PARIBAS

Impacts of the Transition by Core Business
CIB

2004 (in millions of euros)	French GAAP	EU-IFRS Simulation	
Net Banking Income	5,685	5,520	-3.0%
Operating Expenses and Dep.	-3,243	-3,360	+3.5%
Gross Operating Income	2,442	2,160	-11.5%
Provisions	-58	-80	+34.0%
Operating Income	2,384	2,080	-12.5%
Pre-Tax Income	2,448	2,130	-12.5%
Cost/Income ratio	57.0%	60.9%	
Cost of risk on weighted assets	5 bp	7 bp	

Spreading of the "day-one" profit — Timing

Spreading of 2002 and 2003 deferred bonuses (see slide 22) — One-off

Discounting of recoverable amounts — Recurring

BNP PARIBAS

Impacts of the Transition by Core Business
BNP Paribas Capital

2004 (in millions of euros)	French GAAP	EU-IFRS Simulation
Net Banking Income	4	420
Operating Expenses and Dep.	-30	-30
Gross Operating Income	-26	390
Provisions	0	0
Operating Income	-26	390
Associated companies	3	190
Capital gains	688	0
Other Non Operating Items	-4	80
Pre-Tax Income	661	660

Reclassification of capital gains in Net Banking Income — Recurring

Change in consolidation rules :

Reversals of provisions on investments in equity-accounted companies — Timing

[redacted] One-off

BNP PARIBAS

Summary of Impacts on the Group's Results in 2004

2004 (in millions of euros)	French GAAP	EU-IFRS Simulation	
Net Banking Income	**18,823**	**19,210**	**+2.0%**
Operating Expenses and Dep.	-11,592	-12,030	+4.0%
Gross Operating Income	**7,231**	**7,180**	**-0.5%**
Provisions	-678	-890	+31.0%
Operating Income	**6,553**	**6,290**	**-4.0%**
Amortisation of Goodwill	-384	0	n.s.
Other Non Operating Items	736	480	-35.0%
Pre-Tax Income	**6,905**	**6,770**	**-2.0%**
Net Income, Group Share	**4,668**	**4,690**	**+0.5%**
Cost/Income ratio	61.6%	62.6%	
Cost of risk on weighted assets	24 bp	31 bp	

Of which :
- Core businesses : - €260mn
- Other activities :
  - -€150mn due to the reclassification of exceptionnal expenses
  - -€23mn due to stock-options expenses

- One-off impacts: -€187mn
- P&L deferred over time : -€176mn
- Elimination of goodwill amortisation : +€388mn
- Other net recurring impacts: negl.

BNP PARIBAS

Prudent Transition Options

- BNP Paribas has retained options
  - ➔Which offer the best protection for the future
    - Health insurance: commitments extinguishes vis-à-vis retirees (no more future expenses)
    - Retirement benefits: commitments existing at 31/12/04 fully provided for
    - Back to acquisition cost for property valuation
      - Unrealised capital gains of around €2 billion do not appear on the balance sheet
    - "Day-one profit": the option to retroactively restate all existing contracts enables a quicker reduction of the differences with the former methods
  - ➔Which are consistent with macro hedging management methods
    - The carve-out option adopted by the European Union allows the macro-hedging of sight deposits to be maintained
      - Unrealised capital gain on the macro-hedging derivative portfolio (not included in equity): €1bn

IAS/IFRS Transition
General Conclusions

- The adoption of the new accounting standards
  - Does not have any impact on the Group's economic substance
    - Actual flows do not change
    - Impacts are mainly due to the effects of first-time adoption and timing differences
  - Is neutral vis-à-vis the strategy described in Vision 2007
    - Priority to organic growth
    - An active and disciplined acquisition policy
    - Dividend: a stepped-up pay-out strategy
    - Shares buybacks: at minimum, neutralisation of shares issued to employees

Appendices

BNP PARIBAS

Summary of the 2004 IFRS Impact on Group Shareholders' Equity and Group's Tier one

In millions of euros		Group shareholders' equity as at 1/1/2004	Tier one as at 1/1/2004
IAS 16	Property, plant and equipment	-269	-18
	Revaluation	*-312*	*-86*
	Component method	*+43*	*+68*
IAS 17	Leases	-19	-23
IAS 19	Employee benefits	-481	-480
	Health benefits	*-97*	*-97*
	Retirement pensions	*-384*	*-383*
IAS 27,28,31	Consolidation	+21	+30
IAS 37	RGBR	+838	-3
IAS 38	Intangible assets	-253	132
IFRS 2	Share-based payment	+89	+89
	Stock-options	*0*	*0*
	Share incentive Plan	*+89*	*+89*
	Other elements	-17	-11
	Total 2004 IFRS impact	**-91**	**-284**

BNP PARIBAS

Summary of Estimated EU-IFRS Impacts on Group Shareholders' Equity and Tier 1 Capital as at 1 January 2005

	In millions of euros	Group shareholders' equity	Tier 1	
IFRS 2004	2004 IFRS impact on permanent equity as at 1/1/2004	-91	-284	-0.1 %
IFRS 2004	2004 IFRS impact on 2004 net income	+334*	+84	
EU-IFRS standards	*Impact on permanent equity*	-1,700**	1,700	
EU-IFRS standards	Day-one profit	-500	-500	
EU-IFRS standards	Provisions for incurred losses (discounting)	-450	-450	
EU-IFRS standards	Portfolio provisions	-100	-100	
EU-IFRS standards	Derivatives: hedging strategies not recognised under IFRS	-400	-400	
EU-IFRS standards	Provisions for PEL-CEL contracts	-250	-250	
EU-IFRS standards	*Impact on Valuation Reserves****	*+3,100*	no impact	
EU-IFRS standards	Securities available for sale	+2,700	no impact	
EU-IFRS standards	Derivatives for cash flow hedges	+300	no impact	
EU-IFRS standards	Insurance -Securities available for sale	+100	no impact	
EU-IFRS standards	Total IAS 39 impacts estimated as at 1/1/2005	+1,400	- 1,700	-0.5 %
EU-IFRS standards	Total EU-IFRS impacts estimated as at 1/1/2005	+1,650	- 1,900	-0.6 %

* Excluding expenses with no impact on equity (+€63mn)

** Excluding undated subordinated notes

*** Unrealised or deferred net capital gains are not included in the Group ROE calculation

BNP PARIBAS

Summary of Impacts on 2004 Group Net Income

In millions of euros	2004 IFRS impacts	IAS 39 simulation		EU-IFRS simulation impact
IAS 37 – RGBR	-85			
IAS 19 – Mutual health insurance	+97			
Deferral of 2002 and 2003 bonuses	-74			
Capital gains private equity adjustment as at 1Q04	-125			
One off	**-187**			**-187**
IAS 17 – Leases	-15	Day-one profit	-90	
IAS 19 - Retirement benefits	-53	Change in PEL provision	-20	
Reversal of provisions on companies accounted for by the equity method	+155	Securities available for sale	-120	
Other	-13	Other	-20	
[illegible]	**+74**		**-250**	**-176**
IFRS – Stock-options	-23			
Goodwill amortisation	+388			
Restructuring costs	-16			
Net income from companies accounted for by the equity method	+58			
Less realised capital gains	-23			
Recurring	**+384**			**+384**
TOTAL	**+271**		**-250**	**+21**

BNP PARIBAS

2004 Net Income Under 2004 IFRS

In millions of euros	Published 2004 net income	Reclassifications	2004 IFRS Transition adjustments	2004 IFRS Net income
Net banking income	**18,823**	**580**	**(34)**	**19,369**
(Management fees)	*(11,592)*	*(356)*	*(95)*	*(12,043)*
Gross operating income	**7,231**	**224**	**(129)**	**7,326**
(cost of risk)	*(678)*	*(7)*	-	*(685)*
Operating income	**6,553**	**217**	**(129)**	**6,641**
Share of earnings of equity method companies	*194*	-	*213*	*407*
Gains / losses on other fixed assets	*843*	*(605)*	*(174)*	*64*
Income bef. goodwill, tax and excep.	**7,590**	**(388)**	**(90)**	**7,112**
Non-recurring items	*(389)*	*389*	-	-
(Corporate income tax)	*(1,830)*	*(1)*	*67*	*(1,764)*
Goodwill amortisation	*(384)*		*391*	*7*
Reserve for general banking risks	*88*		*(88)*	-
(Minority interests)	*(407)*		*(9)*	*(416)*
Net income, Group share	**4,668**	-	**271**	**4,939**

BNP PARIBAS

BNP Paribas Group

2004

(in millions of euros)

	French GAAP	2004 IFRS	EU-IFRS Simulation	EU-IFRS Simulation / French GAAP
Net Banking Income	**18,823**	**19,369**	**19,210**	**+2.0%**
Operating Expenses and Dep.	-11,592	-12,043	-12,030	+4.0%
Gross Operating Income	**7,231**	**7,326**	**7,180**	**-0.5%**
Provisions	-678	-685	-890	+31.0%
Operating Income	**6,553**	**6,641**	**6,290**	**-4.0%**
Amortisation of Goodwill	-384	0	0	n.s.
Other Non Operating Items	736	478	480	-35.0%
Pre-Tax Income	**6,905**	**7,119**	**6,770**	**-2.0%**
Tax Expense	-1,830	-1,764	-1,660	-9.5%
Minority Interests	-407	-416	-420	+2.0%
Net Income, Group Share	**4,668**	**4,939**	**4,690**	**+0.5%**

BNP PARIBAS

Retail Banking

2004

(in millions of euros)

	French GAAP	2004 IFRS	EU-IFRS Simulation	EU-IFRS Simulation / French GAAP
Net Banking Income	**9,979**	**9,960**	**10,090**	**+1.0%**
Operating Expenses and Dep.	-6,183	-6,319	-6,310	+2.0%
Gross Operating Income	**3,796**	**3,641**	**3,780**	**-0.5%**
Provisions	-662	-669	-830	+25.0%
Operating Income	**3,134**	**2,972**	**2,950**	**-6.0%**
Amortisation of Goodwill	-271	0	0	n.s.
Other Non Operating Items	118	142	140	+19.0%
Pre-Tax Income	**2,981**	**3,114**	**3,090**	**+4.0%**

BNP PARIBAS

French Retail Banking*

2004 (in millions of euros)	French GAAP	2004 IFRS	EU-IFRS Simulation	EU-IFRS Simulation / French GAAP
Net Banking Income	**5,086**	**5,109**	**5,170**	**+1.5%**
Operating Expenses and Dep.	-3,457	-3,546	-3,540	+2.5%
Gross Operating Income	**1,629**	**1,562**	**1,630**	**+0.0%**
Provisions	-223	-223	-280	+25.0%
Operating Income	**1,406**	**1,339**	**1,350**	**-4.0%**
Amortisation of Goodwill	0	0	0	n.s.
Other Non Operating Items	4	0	0	n.s.
Pre-Tax Income	**1,410**	**1,339**	**1,350**	**-4.5%**
Income Attribuable to AMS	-73	-71	-70	-2.5%
Pre-Tax Income of French Retail Bkg	**1,337**	**1,269**	**1,280**	**-4.5%**

* *Including 100% of French Private Banking for NBI to Pre-Tax Income lines.*

BNP PARIBAS

International Retail banking and Financial Services

2004 (in millions of euros)	French GAAP	2004 IFRS	EU-IFRS Simulation	EU-IFRS Simulation / French GAAP
Net Banking Income	**5,057**	**5,016**	**5,080**	**+0.5%**
Operating Expenses and Dep.	-2,817	-2,867	-2,850	+1.5%
Gross Operating Income	**2,240**	**2,149**	**2,230**	**-1.0%**
Provisions	-439	-446	-550	+24.5%
Operating Income	**1,801**	**1,703**	**1,680**	**-7.0%**
Amortisation of Goodwill	-271	0	0	n.s.
Other Non Operating Items	114	142	140	+23.5%
Pre-Tax Income	**1,644**	**1,845**	**1,820**	**+10.5%**

BNP PARIBAS

BancWest

2004 (in millions of euros)	French GAAP	2004 IFRS	EU-IFRS Simulation	EU-IFRS Simulation / French GAAP
Net Banking Income	**1,555**	**1,558**	**1,550**	-0.5%
Operating Expenses and Dep.	-740	-768	-760	+2.5%
Gross Operating Income	**815**	**791**	**790**	-3.5%
Provisions	-40	-40	-40	+0.0%
Operating Income	**775**	**751**	**750**	-3.5%
Amortisation of Goodwill	-139	0	0	n.s.
Other Non Operating Items	-12	0	0	n.s.
Pre-Tax Income	**624**	**751**	**750**	+20.0%

BNP PARIBAS

Cetelem

2004 (in millions of euros)	French GAAP	2004 IFRS	EU-IFRS Simulation	EU-IFRS Simulation / French GAAP
Net Banking Income	**1,680**	**1,679**	**1,750**	+4.0%
Operating Expenses and Dep.	-882	-889	-890	+1.0%
Gross Operating Income	**798**	**790**	**860**	+7.5%
Provisions	-380	-387	-480	+27.5%
Operating Income	**418**	**403**	**380**	-10.5%
Amortisation of Goodwill	-45	0	0	n.s.
Other Non Operating Items	116	126	130	+7.5%
Pre-Tax Income	**489**	**529**	**510**	+2.0%

BNP PARIBAS

Asset Management and Services

2004 *(in millions of euros)*	French GAAP	2004 IFRS	EU-IFRS Simulation	EU-IFRS Simulation / French GAAP
Net Banking Income	3,019	3,032	3,030	+0.5%
Operating Expenses and Dep.	-1,953	-1,975	-1,980	+1.0%
Gross Operating Income	1,066	1,056	1,050	-1.5%
Provisions	-5	-5	n.s.	n.s.
Operating Income	1,061	1,051	1,050	-1.5%
Amortisation of Goodwill	-72	0	0	n.s.
Other Non Operating Items	4	10	10	n.s.
Pre-Tax Income	993	1,061	1,060	+6.5%

BNP PARIBAS

Corporate and Investment Banking

2004 *(in millions of euros)*	French GAAP	2004 IFRS	EU-IFRS Simulation	EU-IFRS Simulation / French GAAP
Net Banking Income	5,685	5,684	5,520	-3.0%
Operating Expenses and Dep.	-3,243	-3,362	-3,360	+3.5%
Gross Operating Income	2,442	2,322	2,160	-11.5%
Provisions	-58	-58	-80	+34.0%
Operating Income	2,384	2,264	2,080	-12.5%
Amortisation of Goodwill	-26	0	0	n.s.
Other Non Operating Items	90	53	50	-41.0%
Pre-Tax Income	2,448	2,317	2,130	-12.5%

BNP PARIBAS

Advisory and Capital Market

2004

(in millions of euros)

	French GAAP	2004 IFRS	EU-IFRS Simulation	EU-IFRS Simulation / French GAAP
Net Banking Income	3,399	3,392	3,250	-4.5%
Operating Expenses and Dep.	-2,230	-2,341	-2,340	+5.0%
Gross Operating Income	1,169	1,052	910	-22.0%
Provisions	-9	-9	-10	+0.0%
Operating Income	1,160	1,043	900	-22.0%
Amortisation of Goodwill	-21	0	0	n.s.
Other Non Operating Items	2	30	30	n.s.
Pre-Tax Income	1,141	1,073	930	-18.5%

BNP PARIBAS

Financing Businesses

2004

(in millions of euros)

	French GAAP	2004 IFRS	EU-IFRS Simulation	EU-IFRS Simulation / French GAAP
Net Banking Income	2,286	2,292	2,270	-0.5%
Operating Expenses and Dep.	-1,013	-1,021	-1,020	+1.0%
Gross Operating Income	1,273	1,271	1,250	-2.0%
Provisions	-49	-49	-70	+40.5%
Operating Income	1,224	1,222	1,180	-3.5%
Amortisation of Goodwill	-5	0	0	n.s.
Other Non Operating Items	88	23	20	-74.0%
Pre-Tax Income	1,307	1,244	1,200	-8.0%

BNP PARIBAS

BNP Paribas Capital

2004

(in millions of euros)

	French GAAP	2004 IFRS	EU-IFRS Simulation
Net Banking Income	4	417	420
Operating Expenses and Dep.	-30	-30	-30
Gross Operating Income	-26	387	390
Provisions	0	0	0
Operating Income	-26	387	390
Amortisation of Goodwill	-5	0	0
Other Non Operating Items	692	272	270
Pre-Tax Income	661	659	660

BNP PARIBAS

Other Activities

2004

(in millions of euros)

	French GAAP	2004 IFRS	EU-IFRS Simulation
Net Banking Income	136	276	160
Operating Expenses and Dep.	-183	-356	-360
Gross Operating Income	-47	-80	-200
Provisions	47	47	20
Operating Income	0	-33	-180
Amortisation of Goodwill	-10	0	0
Other Non Operating Items	-168	2	0
Pre-Tax Income	-178	-31	-180